PROXY

Type of Meeting:

ANNUAL GENERAL MEETING

Name of Company:

STRATHMORE MINERALS CORP.

Meeting Date:

June 5, 2008

Meeting Time:

11:00 AM

Meeting Location:

COMPUTERSHARE BOARD ROOM, 3RD FLOOR, 510 BURRARD STREET, VANCOUVER, B.C. V6C 3B9

The undersigned Shareholder of the Company hereby appoints Steven Khan, the President of the Company, or failing him, Bob Hemmerling, the Secretary of the Company or ____________________________ as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

Notes:

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here:

Please print name:

Date:

This proxy form is not valid unless it is signed and dated. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received by internet, mail or by fax no later than forty-eight ("48") hours excluding Saturdays and holidays prior to the time of the meeting at the offices of COMPUTERSHARE INVESTOR SERVICES INC. 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9

For

Against

1.

Fix Number of Directors at 5

2.

Elect the following as directors:

For

Withhold Vote

a.

Devinder Randhawa

b.

David Miler

c.

Michael Halvorson

d.

Dr. Dieter A. Krewedl

e.

Raymond Larson

3.

Appointment of Auditor

For

Against

4.

Approve Stock Option Plan

[

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This Proxy is solicited by the Management of the Company.

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If the shareholder wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.

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If the shareholder has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form.  At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the shareholder's vote will be counted at that time.

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If the shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions.  To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form.  Where no choice on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder.  This proxy form does not confer authority to vote for the election of any person as a Director of the Company other than those persons named in the accompanying Information Circular.

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If the shareholder cannot attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form.  Where no choice is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

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The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the meeting, the securities will be voted by the nominee appointed and the nominee in its sole discretion sees fit.

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If a non-registered shareholder returns the proxy form but subsequently decides to attend the meeting to vote in person, the shareholder must revoke the first proxy form by sending a properly completed new proxy form in accordance with the foregoing instructions, with the management appointee names crossed off and the shareholder's name inserted in the blank.